UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2019
Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(Registrant’s name)

No. 2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, 100176
People’s Republic of China
Tel: (86) 10 5898 1386
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☒         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Hollysys Automation Technologies Ltd. (the “Company”) is filing the below risk factors in this report on Form 6-K for purposes of updating the risk factors contained in its most recent annual report for the fiscal year ended June 30, 2018 on Form 20-F (File No. 001- 33602), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2018, and its reports filed or furnished under the Securities Exchange Act of 1934, as amended, as the case may be.
In this report, unless otherwise indicated or unless the context otherwise requires, all references to:
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“Amended and Restated M&A” refers to the current amended and restated memorandum and articles of association approved by the board of directors of the Company on May 26, 2016 and registered by the BVI Register of Corporate Affairs on May 27, 2016;

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“Bond Group” refers to a group of our subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company, Bond M&E Pte. Ltd., a Singapore Company, Bond M&E Sdn. Bhd., a Malaysian company and Bond M&E (K.L.) Sdn. Bhd., a Malaysian company;

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“BVI” refers British Virgin Islands;

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“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus supplement only, Taiwan and the special administrative regions of Hong Kong and Macau;

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“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd., or we refer to as CCPL, a Singapore company, and CCPL’s subsidiaries, Concord Electrical Pte. Ltd., a Singapore company, Concord Electrical Sdn. Bhd., a Malaysian company, Concord Corporation Pte. Ltd, Dubai Branch, Concord Electrical Contracting Ltd., a Qatar company, and Concord M Design and Engineering Company Ltd, a Macau company;

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“Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries;

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“Hong Kong SAR” refers to the special administrative region of Hong Kong;

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“R&D” refers to research and development;

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“RMB” and “CNY” refer to Renminbi, the legal currency of China; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; and “U.S. dollar” and “$” refer to the legal currency of the United States;

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“SCADA” refers to supervisory control and data acquisition;

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“SEC” refers to the U.S. Securities and Exchange Commission;

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“Securities Act” refers to the Securities Act of 1933, as amended; and

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“U.S.” refers to the United States.

Risk Factors
Risks Related to Our Business and Industry
Our businesses and financial performance may be affected by changes in the PRC government policies promoting infrastructural development, such as high-speed rail and urban mass transit. Any decrease in the public expenditures on, or any change in the public procurement policies or industry standards relating to, such industries may affect our business.
Our business includes providing high-speed rail signaling systems that ensure operational safety of passenger trains. The development of the PRC high-speed rail signaling system industry is dependent upon state planning and investment in high-speed rail transportation projects. The nature, scale and timetable of these projects may be affected by a number of factors, including the overall state investment in high-speed rail transportation projects and approval of such new projects. By the end of the 12th Five-Year Plan published by the PRC’s State Council, which plan ended on December 31, 2015, the total length of China’s high-speed railway exceeded 19,000 kilometers. Under the 13th Five-Year Plan, which will end on December 31, 2020, the PRC government plans to increase the overall investment in transportation infrastructure by adding another 11,000 kilometers of high-speed railway by end of 2020, for a total length of 30,000 kilometers, which would cover over 80% of China’s major cities. We cannot predict whether the total annual investment in and the market size of the PRC high-speed railway industry will continue to grow in the future. If the total annual investment or the market size declines, our business and financial position may be adversely affected.
We have also provided our SCADA System, or supervisory control and data acquisition system, to a number of China’s subway lines over the past years. According to the development plan for a modern comprehensive transportation system under the 13th Five-Year Plan published by the PRC’s State Council, the total length of urban mass transit lines under operation by the end of 2020 will be 6,000 kilometers, an increase from 3,300 kilometers as of December 31, 2015. Although the PRC government has historically been supportive of the development of the urban mass transit industry, its industrial policy may change from time to time and it may adopt new policies or measures to further regulate the urban mass transit industry due to changes in macroeconomic trends or certain unexpected events.
In our rail transportation segment, we experienced revenue increases in the latter years of the 12th Five-Year Plan as Chinese policymakers ramped up spending to meet plan targets. For our fiscal years ended June 30, 2014, 2015, and 2016, our revenue from the rail transportation segment was $178.1 million, $193.3 million and $240.3 million, respectively. Revenue from this segment decreased at the beginning of 13th Five-Year plan to $155.7 million for the fiscal year ended 2017 as state bureaucracies adjusted to the new plan and state priorities. This decrease in revenue from our rail transportation segment accounted for approximately 75% of the decrease in our total net revenues in the fiscal year ended June 30, 2017, as compared to fiscal year ended June 30, 2016. In the fiscal year ended June 30, 2018, revenue from the rail transportation segment rebounded to $190.6 million, as implementation efforts for the 13th Five-Year Plan further advanced. The spending patterns and priorities of Chinese policymakers, however, cannot be predicted with certainty. We cannot assure you that the generally favorable policies will remain in force in the future. In addition, the impact of rail transportation projects on our revenue from integrated contracts was even more significant in the fiscal year ended June 30, 2017. Our overall revenue from integrated contracts in the fiscal year ended June 30, 2017 decreased $92.3 million compared to the fiscal year ended June 30, 2016, primarily due to a decrease of  $89.4 million from rail transportation projects, along with a decrease of  $11.2 million from industrial automation projects, partially offset by an increase of  $8.3 million in mechanical and electrical solutions business. If the PRC government reduces its public investment in, or changes any industrial standards relating to the high-speed railway industry, railway or urban mass transit industry in the PRC, if any of our major customers changes its procurement or bidding policy, or if our rail transporation projects face challenges, there could have a material adverse effect on our business, financial position and results of operations.
Our capital and human resources committed to product and service offerings may not always achieve anticipated results and we may not be able to develop new products that meet market demand or successfully introduce new products in a timely manner.
We are a technology-driven company. To maintain our leading position in the industry and meet the requirement of safety and efficiency, we have to continuously improve existing technology and products,

and design and develop new technology, product and service offerings that closely follow technology development trends and customer needs. However, we cannot guarantee that our capital and human resources activities will always keep pace with market demand and technological advances or yield the anticipated results. The products and services, which we have spent substantial capital and human resources to develop, may not be able to deliver expected commercial returns when they are developed due to changing technology trends and market demands. If we encounter delays in technology development, fail to meet changing market demands, underestimate or fail to follow technological trends, or if our competitors respond more quickly than we do, our business or operating results may be materially and adversely affected. Failure to develop and introduce new product and service solutions in the areas of industrial automation, rail transportation and mechanical and electrical solutions on a timely basis or at all could adversely affect our competitiveness and profitability.
Loss of major customers or changes in their orders may have an adverse impact on our business.
We have developed significant customer relationships with several local urban mass transit providers and railway authorities in respect of the high-speed train system in China. For example, we currently have major contracts with the MTR Corporation Ltd. of Hong Kong, Land Transport Authority of Singapore, and Mitsubishi Heavy Industries, Ltd. Qatar Branch. We expect to continue to rely on our current major customers for a portion of our revenue in the future. Moreover, due to the nature of our business, the contract value of a single contract tends to be large. As such, our cash flows may become dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. If our major customers significantly reduce, modify, postpone or cancel their purchase orders with us, we may not be able to get substitute orders with similar terms from other customers in a timely manner or at all. If we are not able to enter into contracts with our major customers on terms favorable to us or at all, our business and financial position may be adversely affected.
We do not have long-term purchase commitments from our customers, and we are exposed to potential volatility in our turnover.
Our business with our customers has been, and we expect it will continue to be, conducted on the basis of actual purchase orders received from time to time. Our customers are not obligated in any way to continue to place orders with us at the same or increased levels or at all. In addition, our customers may change or delay or terminate orders for products and services without notice for reasons unrelated to us, including lack of market acceptance for the products that our system was designed to control.
We cannot assure you that our customers will continue to place purchase orders with us at the same volume or same margin, as compared to prior periods, or at all. We may not be able to locate alternative customers to replace purchase orders or sales. As a result, our business, financial condition and results of operations may vary from period to period and may fluctuate significantly in the future.
An increase in our contract backlog may reflect our inability to perform our contracts on a timely basis instead of our ability to expand our business.
Our backlog indicates our ability to sell our products and services and increase our revenue, which represents an estimated amount of unrealized revenue of work remaining to be completed in accordance with the terms of the contract. Backlog is not a standard financial measure that has been defined by generally accepted accounting principles, and may not be indicative of future operating results. The amount of our aggregate backlog is based on the assumption that our relevant contracts will be performed in full in accordance with their terms. The termination or modification of any one or more major contracts may have a substantial and immediate effect on our backlog. We cannot guarantee that the amount estimated in our backlog will be realized in full, in a timely manner, or at all, or that, even if it is realized, such backlog will result in profits as expected. As a result, you should not rely on our backlog information presented in this prospectus supplement or the accompanying prospectus or the documents that we have filed with or furnished to the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus as an indicator of our future earnings.

We may face risks associated with our international expansion efforts, which could result in significant additional costs for our business operations.
A core component of our growth strategy is international expansion. As we continue to expand our international operations, we will be increasingly susceptible to the risks associated with overseas expansion. We have a limited operating history outside of the PRC and management of our international operations requires significant resources and management attention. Entering into new markets presents challenges, including, among others, the challenges of supporting a rapidly growing business in new environments with diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. We expect to incur significant costs associated with expanding our overseas operations, including hiring personnel internationally. The risks and challenges associated with overseas expansion include:
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uncertain political and economic climates;

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lack of familiarity and burdens of complying with foreign laws, accounting and legal standards, regulatory requirements, tariffs and other barriers;

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unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

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lack of experience in connection with the localization of our applications, including translation into foreign languages and adaptation for local practices, and associated expenses and regulatory requirements;

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difficulties in adapting to differing technology standards;

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longer sales cycles and accounts receivable payment cycles and difficulties in collecting accounts receivable;

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difficulties in managing and staffing international operations, including differing legal and cultural expectations for employee relationships and increased travel, infrastructure and legal compliance costs associated with international operations;

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fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expenses;

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potentially adverse tax consequences, including the complexities of foreign value-added tax, goods and services tax and other transactional taxes;

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reduced or varied protection for intellectual property rights in some countries;

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difficulties in managing and adapting to differing cultures and customs;

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data privacy laws which require that customer data be stored and processed in a designated territory subject to laws different from those of the PRC;

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new and different sources of competition as well as laws and business practices favoring local competitors and local employees;

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compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act;

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increased financial accounting and reporting burdens and complexities; and

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restrictions on the repatriation of earnings.

In addition, in our international business expansion to Southeast Asia, India and the Middle East, we may not be able to find adequate and qualified local engineers to bid and complete sizable rail transportation orders and industrial automation projects, and because of visa problems, we may have difficulties relocating adequate engineers from China to various foreign countries and have them stay there long enough to finish the projects, which could have an adverse impact on our international business expansion.
As a result of these factors, international expansion may be more difficult, take longer and not generate the results we anticipate, which could negatively impact our growth and business.

We may not be able to sufficiently protect our intellectual property.
Our business primarily relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. As of December 31, 2018, we held 215 software copyrights, 120 authorized patents, 89 patent applications and 44 registered trademarks.
Our competitors may independently develop proprietary technology similar to ours, introduce counterfeits of our products, misappropriate our proprietary information or processes, infringe on our patents, brand name and trademarks, or produce similar products that do not infringe on our patents or successfully challenge our patents. Our efforts to defend our patents, trademarks and other intellectual property rights against competitors or other violating entities may be unsuccessful. We may be unable to identify any unauthorized use of our patents, trademarks and other intellectual property rights and may not be afforded adequate remedies for any breach. In particular, in the event that our registered patents and our applications do not adequately describe, enable or otherwise provide coverage of our technologies, samples and products, we would not be able to exclude others from developing or commercializing these technologies, samples and products.
We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our intellectual property. We have generally entered into confidentiality agreements (which include, in the case of employees, non-competition provisions and intellectual property right ownership provisions) with our key research and development personnel. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in circumstances specified in the agreements. In the case of employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. However, these agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop information and techniques substantially similar to ours or otherwise gain access to our trade secrets.
In the event that any misappropriation or infringement of our intellectual property occurs in the future, we may need to protect our intellectual property or other proprietary rights through litigation. Litigation may divert our management’s attention from our business operations and possibly result in significant legal costs, and the outcome of any litigation is uncertain. In addition, infringement of our intellectual property rights may impair the market value and share of our products, damage our reputation and adversely affect our business, financial condition and results of operations.
We are exposed to risks associated with public project contracts.
Due to the nature of our industry, we are exposed to risks associated with public project contracts. For example, many of our contracts are for large and high-profile high-speed railway or urban mass transit infrastructure projects, which can result in increased political and public scrutiny of our work. Certain of our customers are affiliated with government authorities. Such customers may delay making payments for our projects, and it may take a considerably longer period of time to resolve disputes with these customers than resolving disputes with customers in private sectors.
Moreover, such government-affiliated customers may require us to undertake additional obligations, change the type of our services, equipment used or other terms of service, or purchase specific equipment, or modify other contractual terms from time to time for the social benefit or other administrative purposes, resulting in additional costs incurred by us, which may not be reimbursed by such customers in full. If any early termination by any government-affiliated customers occurs or if government-affiliated customers fail to renew their contracts with us in the future, our backlog may be reduced and our investment plan may be hindered, which may have a material adverse effect on our business and financial performance.
If we fail to accurately estimate the overall risks or costs under the contracts with our customers, or the time needed to complete the relevant projects under such contracts, we may experience cost overruns, schedule delays, lower profitability or even losses under such contracts when we perform such contracts.
We derive around 80% of our total consolidated revenues from the integrated contracts that we have won through a competitive bidding process. The purpose of an integrated contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. These contracts require us to complete projects at a fixed price, and therefore expose us to the risk of cost overruns. Cost overruns, whether due to efficiency, estimates or other reasons, could result in lower profit or losses. Other variations and risks inherent in the performance of fixed-price contracts such as delays caused by technical issues, and any inability to obtain the requisite permits and approvals, may cause our actual risk exposure and costs to differ from our original estimates.
In addition, we may be unable to deliver products or complete projects in accordance with the schedules set forth under the integrated contracts. Our projects and our manufacturing and sales of products could be delayed for a number of reasons, including those relating to market conditions, policies, laws and regulations of the PRC and other relevant jurisdictions, availability of funding, transportation, disputes with business partners and subcontractors, technology and raw materials suppliers, employees, local governments, natural disasters, power and other energy supplies, and availability of technical or human resources.
We cannot guarantee that we will not encounter cost overruns or delays in our current and future delivery of products and completion of projects. If such cost overruns or delays were to occur, our costs could exceed our budget, and our profits on the relevant contracts may be adversely affected.
Our business operations are largely dependent on our senior management and our ability to attract and retain engineering talents.
The stability of our business operations and the continuing growth of our business depend on the continuing services of our senior management and engineering talents. In the industries in which we operate, industry experience, management expertise and strategic direction are crucial. If we lose the services of our senior management and engineering staff, we may not be able to recruit a suitable or qualified replacement and may incur further costs and expenses to recruit and/or train new employees. In particular, any sudden loss of a member of our senior management or engineering staff may disrupt our strategic direction and leadership. As we continue to expand our business, we will need to continue to attract and retain experienced management personnel with extensive experience in the industries in which we operate.
We believe that competition for experienced personnel in the areas of industrial automation, rail transportation and mechanical and electrical solutions is intense. Competition for such qualified personnel could lead to higher emoluments and other compensations in order to attract and retain such personnel. This may lead to an increase in our operating costs. If we are not able to retain the members of our senior management or engineering staff required to achieve our business objectives, this may materially and adversely affect our business operations and our prospects.
Our products may contain design or manufacturing defects that could result in product liability claims and cause us to suffer losses, and such defects could adversely affect demand for our products and services.
Our products are very complex, integrated systems, often with elements designed specifically for the particular situation of a customer. These products may have dormant design or manufacturing issues or defects that are not detected until they are put into actual use. Also, we manufacture spare parts for maintenance and replacement purposes after completion of integrated solution contracts. While there have been no significant issues or defects identified as of the date of this prospectus supplement, any issues or defects in the design, manufacture and spare parts we provide may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders and other forms of damages asserted against us. A product issue or defect or negative publicity concerning defective products or services of ours could adversely affect our results of operations, reputation, customer satisfaction and market share.
Moreover, we are increasingly active in the conventional and nuclear power generation and railway control systems sectors. Each of these sectors poses a substantially higher risk of liability in the event of a system failure than is present in the industrial process controls markets in which we have traditionally competed. In certain jurisdictions that impose strict liability on product defects, we could be held liable for injuries or accidents involving our products even if the defects are not caused by us. We may be held liable for any damages or losses incurred in connection with or arising from defective products manufactured or designed by us, and if the damages or losses are severe, we may also be subject to administrative penalties imposed by the government. If our products or services are proven to be defective and have caused personal injury, property damage or other losses to rail passengers, we may be held responsible under liability claims under the laws of the PRC or other jurisdictions in which our products or services are sold, used or provided. We may need to devote substantial funds and other financial and administrative resources to rectifying or preventing potential product liability incidents, which could adversely affect our working capital, cash flow and results of operation.
As a practice, we generally do not carry large amounts of product liability insurance for our products, and we may not be able to obtain adequate insurance coverage in the future or may experience difficulties in obtaining the insurance coverage we need, which could negatively affect our business, financial condition and results of operations. The typical industrial practice is for the customers to obtain insurance to protect against their own operational risks. Any claims against us, regardless of their merits, could materially and adversely affect our financial condition. If we recall any of our products or are punished by governmental authorities, our business activities, financial condition and results of operations, as well as reputation, could be adversely affected.
Since we use a variety of raw materials and components in our production, shortages or price fluctuations of raw materials and the inability of key suppliers to meet our quantity or quality requirements could increase the cost of our products, undermine our product quality and adversely impact our business
Our major requirements for raw materials include bare printed circuit boards, electronic components, chips, cabinets and cables. Although we believe the sources of supply for these raw materials and components are generally adequate, any shortages or price increases could lead to higher cost of sales in the future. Our inability to pass on all or any raw material price increases to our customers or suppliers or offset the price fluctuations through commodity hedges could adversely affect our business, financial condition and results of operations.
Moreover, we procure our major raw materials, bare printed circuit boards, from suppliers based on our requirements and design considerations. Our suppliers may not be able to scale production or adjust delivery of products during times of volatile demand. In addition, we cannot guarantee that our suppliers have developed adequate and effective quality control systems. Our vendors’ inability to meet our volume requirements or quality standards may materially and adversely affect our brand and reputation, as well as our business, financial condition and results of operations.
We may experience material disruptions to our productions and business operations.
We primarily manufacture the hardware of our products in Beijing and Hangzhou facilities and in certain occasions outsource the production to third-party manufacturers. These facilities may be affected by natural or man-made disasters and other external events, including but not limited to fire, natural disasters, weather, manufacturing problems, diseases, strikes, transportation interruption, government regulation or terrorism. Any such disruptions or facility downtime could prevent us from meeting customer demand for our product and require us to make unexpected capital expenditures. Additionally, the lessors of some of our leased properties have defects in their titles and we may be required to cease using such leased properties if a valid claim is made against such properties. In such circumstances, we may not be able to find new leases on terms acceptable to us, or at all. Any of these disruptions may force us to cease operations, shift production to other third-party manufacturers or cease certain parts of our business operations, which could incur substantial costs or take a significant time to re-start production or operations, each of which may adversely impact our business and results of operations.
Security breaches or disruptions of our information technology systems could adversely affect our business.
We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses, which is subject to privacy and security laws and regulations, and customer-imposed controls. These technology networks and systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components; power outages; telecommunications or system failures; terrorist attacks; natural disasters; employee error or malfeasance; server or cloud provider breaches; and computer viruses or cyberattacks. Cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology networks and systems to more sophisticated and targeted measures, known as advanced persistent threats, directed at us, our products, customers and/or third-party service providers. Despite the implementation of cybersecurity measures (including access controls, data encryption, vulnerability assessments, continuous monitoring, and maintenance of backup and protective systems), our information technology systems may still be vulnerable to cybersecurity threats and other electronic security breaches. It is possible for such vulnerabilities to remain undetected for an extended period, up to and including several years. In addition, it is possible a security breach could result in theft of trade secrets or other intellectual property or disclosure of confidential customer, supplier or employee information. We cannot guarantee that we will be able to prevent security breaches or other damage to our information technology systems, nor can we guarantee that our internal control and compliance programs will be able to adequately address all or any of such breaches. Disruptions caused by any such breaches or damage could have an adverse effect on our operations, as well as expose us to litigation, liability or penalties under privacy laws, increased cybersecurity protection costs, reputational damage and product failure.
Our goodwill is subject to impairment review and any goodwill impairment may negatively affect our reported results.
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our goodwill outstanding as of December 31, 2018 was mainly related to the acquisition of Concord Group in 2011 and Bond Group in 2013. Based on our quantitative assessment for Concord Group and qualitative assessment for Bond Group, the goodwill was not impaired as at December 31, 2018. However, there are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord and Bond Group operates in, political, economic and social uncertainties in the Middle East and Southeast Asia, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord and Bond Group. These events can negatively impact demand for Concord and Bond Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from our estimates, which are based on historical trends and do not factor in unexpected delays in project commencement or execution.
We may experience delays or defaults in payment of accounts receivables or in release of retention by our customers, which may adversely affect our cash flow and working capital, financial condition and results of operations.
In line with the industry practice, we typically have a long receivable collection cycle. We face the risk that customers may delay their settlement with us or delay or fail to pay us as scheduled. Furthermore, defaults in payments to us on projects for which we have already incurred significant costs and expenses can materially and adversely affect our results of operations and reduce our financial resources that would otherwise be available to fund other projects. We cannot assure you that payments from customers will be made in a timely manner or at all, or that delays or defaults in payments will not adversely affect our financial condition and results of operations.
Our operations require certain permits, licenses, approvals and certificates, the revocation, cancellation or non-renewal of which could significantly hinder our business and operations, and we are subject to periodic inspections, examinations, inquiries and audits by regulatory authorities.
We are required to obtain and maintain valid permits, licenses, certificates and approvals from various governmental authorities or institutions under relevant laws and regulations for our businesses of design and integration, equipment manufacturing and system implementation services. We must comply with the restrictions and conditions imposed by various levels of governmental agencies to maintain our permits, licenses, approvals and certificates. If we fail to comply with any of the regulations or meet any of the conditions required for the maintenance of our permits, licenses, approvals and certificates, our permits, licenses, approvals and certificates could be temporarily suspended or even revoked, or the renewal thereof, upon expiry of their original terms, may be delayed or rejected, which could materially and adversely impact our business, financial condition and results of operations.
We are subject to periodic inspections, examinations, inquiries and audits by regulatory authorities and may be subject to suspension or revocation of the relevant permits, licenses, approvals or certificates, or fines or other penalties due to any non-compliance identified as a result of such inspections, examinations, inquiries and audits. We cannot assure you that we will be able to maintain or renew our existing permits, licenses, approvals and certificates or obtain future permits, licenses, approvals and certificates required for our continued operation on a timely basis or at all. In the event that we fail to comply with applicable laws and regulations or fail to maintain, renew or obtain the necessary permits, licenses, approvals or certificates, our qualification to conduct various businesses may be adversely impacted.
Any loss of or reduction in the preferential tax treatment and VAT refunds and government subsidies we currently enjoy in the PRC or our non-compliance with the relevant PRC tax laws and regulations may negatively affect our financial condition and results of operations.
We benefit from tax incentives and receive government grants. As of the date of this prospectus supplement, Beijing Hollysys and Hangzhou Hollysys are recognized as high and new technology enterprises, or the HNTE(s), by the PRC government, which entitle each of them to a reduced income tax rate of 15% (compared to the statutory income tax rate of 25%). The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in the PRC. In order to maintain such qualifications and the preferential tax rates, these subsidiaries must submit a review application to relevant agencies. The HNTE qualification of these subsidiaries will expire in 2019 and 2020, as the case may be. We are in the process of applying for the renewal of such preferential tax treatments before expiration. However, we cannot assure you that any of our subsidiaries that currently qualify as HNTEs will continue to qualify for such status in the future. If those subsidiaries fail to maintain their HNTE qualifications or renew these qualifications when the relevant term expires, their applicable income tax rates would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration.
In addition, we received VAT refunds and government subsidies of approximately $24.5 million in the fiscal year ended June 30, 2018. The state tax bureaus in China provide refunds out of the value added tax, which we refer to as VAT, they collect in order to encourage the research and development efforts made by certain qualified enterprises. The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our PRC subsidiaries have received such refunds and subsidies. The amounts of and conditions attached to these grants were determined at the sole discretion of the relevant governmental authorities. We cannot assure you that we will be eligible to continue to receive these government grants or that the amount of any such grants will not be reduced in the future, and even if we continue to be eligible to receive these grants, we cannot guarantee that any conditions attached to the grants will be as favorable to us as they have historically been.
Furthermore, we are subject to periodic examinations on our fulfillment of tax obligations under the PRC tax laws and regulations by PRC tax authorities. If we fail to fulfill our tax obligations for any reasons, we may be subject to fines, other penalties or actions upon examinations by PRC tax authorities and our business, financial condition and results of operations and our reputation may be adversely affected.
We are subject to litigation risks.
In our ordinary course of business, we may be involved in claims relating to our employees, customers or suppliers or other third parties from time to time. In addition, claims may be brought against us for alleged defective or incomplete work, liabilities for defective products, delayed or improper delivery of products and services, personal injuries and deaths, breaches of warranty, delayed payments to our suppliers, labor disputes or late completion of projects or other contracts. If we were found to be liable for any of the claims, we would have to incur additional costs. Both claims brought against us and by us, if not resolved through negotiation, may be subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims brought against us and write-downs associated with claims brought by us could have a material adverse impact on our financial condition, results of operations and cash flow. Moreover, legal proceedings resulting in judgments or findings against us may harm our reputation and damage our prospects for future contract awards. In addition, any legal proceedings may divert our management’s attention from our business.
Our employees or third parties may commit fraud or other misconduct that is beyond our control despite the internal control measures in place.
Fraud and other misconduct which may be committed by our employees or third parties can be difficult to prevent or deter despite our internal control measures in place. Such illegal actions could subject us to financial losses and harm our business and operations. For example, if our employees or any third parties we cooperate with commit any misconduct and cause economic losses to our customers or project owners, we may be held responsible for compensating the harmed parties. In addition to potential financial losses, improper acts of our employees or third parties could subject us to third-party claims, regulatory investigations and reputational losses. Any fraud or other misconduct committed by our employees or third parties could have an adverse effect on our reputation, business, financial condition and results of operations.
We may be exposed to liabilities under the Foreign Corrupt Practices Act, and other anti-corruption laws and sanctions-related laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.
We are subject to the Foreign Corrupt Practice Act, or FCPA, a U.S. federal law which prohibits improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and substantially all of our sales outside of the United States, mostly in China, but also in Southeast Asia and the Middle East. The PRC and other governments in the markets we operate also strictly prohibit bribery of government officials. Our activities in China, in particular, create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents, or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA, Chinese anti-corruption laws and other applicable anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold Hollysys liable for successor liability FCPA violations committed by companies in which we invest or which we acquire.
In addition, as a result of our overseas operations, we may be exposed to risks arising from economic sanctions imposed by the United States, European Union and other countries or regions against investments and commercial activities with individuals, entities and governments in various regions and countries. While we are in the process of strengthening our compliance program, we may not have control over third parties who may purchase products from us for use in countries and regions subject to sanctions. This may expose us to potential sanctions-related liabilities and have a material adverse effect on our business and reputation.
Industry and economic conditions may adversely affect the markets and operating conditions of our customers, which in turn can affect demand for our products and services and our results of operations.
We operate in a cyclical industry that is sensitive to general economic conditions in the PRC and abroad. Rapid growth in the PRC economy and urban population could lead to an increased demand for high-speed railway, urban transportation and power plants, which could in turn foster demand for control system products and services in high-speed rail transportation, urban mass transit and power sectors. Changes in market supply and demand could also have a substantial effect on our product prices, business, revenue and financial condition. Macroeconomic conditions (such as the government’s announcement of economic stimulus policies to encourage the construction of public infrastructure or the termination of such policies), supply and demand imbalances and other factors beyond our control, including import and export policies, value-added tax and export taxes could have a major impact on our market share, and the demand for and prices of our products. Increased demand for rail transportation and increased operating margins may result in a larger amount of new investments in the relevant industries and increased production in the overall industry, which may cause supply to exceed demand and lead to a period of lower prices. This cycle of rising and falling demand may repeat itself. Any of these cyclical factors may adversely impact our business, financial condition and results of operations and prospects.
We are striving to expand our sales into the international market. Our overseas business extends to Southeast Asia and the Middle East area. Any economic downturn may result in reduced funding for public infrastructures including railway or urban mass transit infrastructures and a decreased demand for our transportation control system products and services in the international market. Moreover, any economic downturn may negatively impact the ability of our international customers to obtain financing, which may lead to their unwillingness to purchase our products. Therefore, the general demand for our products and their selling price could decline. Any adverse changes in the global market and economic conditions and any slowdown or recession of the global economy could have a material adverse effect on our business, financial condition, results of operations and prospects.
Increased competition from foreign and PRC domestic competitors within the industry where we operate could negatively impact our market share in the industry.
Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from power, chemical, petrochemical, to nuclear, metallurgy, building materials, food-beverage, pharmaceutical and other industries. Multi-national companies including Honeywell (US), Siemens (Germany), Emerson (US), ABB (Sweden), Rockwell (US), Yokogawa (Japan) and Hitachi (Japan) account for the majority of the global automation market share, and the market pattern is similar in China. Due to the limited number of domestic customers, if major international competitors increase their investments in the PRC or our targeted overseas markets or collaborate with our existing competitors, we may face even more intense competition. We may not be able to compete successfully with existing industry leaders in new business areas into which we intend to expand. This may in turn affect our business, operating results and financial condition.
Our intellectual property may become obsolete and may not be able to protect us from competition.
The markets in which our businesses operate may experience rapid and significant changes due to the introduction of innovative and disruptive technologies. Our operating results depend to a significant extent on our ability to maintain our technological leadership, anticipate and adapt to changes in our markets and to optimize our cost base accordingly. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our results of operations may suffer if we invest in technologies that may not be used or integrated as expected, or are not accepted in the marketplace, or if our products, solutions or systems are not introduced to the market in a timely manner, particularly compared to our competitors, or become obsolete. Our patents and other intellectual property may not prevent competitors from independently developing or selling products and services that are similar to or duplicate our products and services.
Our acquisition strategies may not be successful, which could adversely affect our business and increase our financial expenses.
In addition to organic growth, we may supplement our business expansion through acquisitions of an operating business or specific assets. Examples of our past acquisitions are the acquisitions of Concord Group in 2011 and Bond Group in 2013, which were undertaken to accelerate the development of our mechanical and electrical solutions business in Southeast Asia and the Middle East. Implementing our acquisition strategies may expose us to the following risks, among others, which could have adverse effects on our business, financial condition, operating results and future prospects:
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unidentified or unforeseeable liabilities or risks may exist in the potential assets or business to be acquired;

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failure to assimilate acquired business and personnel into our operations or failure to realize anticipated cost savings or other synergies from the acquisition;

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incurring additional debts which could reduce our available funds for operations and other purposes as a result of increased debt repayment obligations;

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inability to retain employees;

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loss of customers; and

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diverting efforts of management and other resources.

We cannot assure you that we will be able to effectively integrate businesses we acquire or that any acquisitions will generate long-term benefits for us. Any failure to effectively integrate or benefit from acquisitions we make may have material adverse effects on our business, financial condition, operating results and future prospects.
Our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally.
The success of our business depends on consumer spending. We currently derive a substantial majority of our revenue from China and are also expanding into international markets. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to infrastructural development. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty (including the potential impact of political and regulatory uncertainties in the United States), levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.
The growth of the PRC economy has slowed in recent years. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, and the relationship between the United States and certain Asian countries, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. For instance, the United States has imposed substantial tariffs on products emanating from China, which has adversely affected the trade relationship between China and the United States. Further disruptions or continuing or worsening slowdown could significantly reduce domestic commerce in China. A further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other markets in which we may operate could have a material adverse effect on consumer spending and therefore adversely affect our business, financial condition and results of operations.
Our international operations may expose us to numerous and sometimes conflicting legal and regulatory requirements. Violation of these regulations could harm our business.
With operations in Singapore, Malaysia, Indonesia, India and the Middle East, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations and regulatory requirements that are specific to our clients’ industries. Non-compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in exposure to monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Many countries also seek to regulate the actions that companies take outside of their respective jurisdictions, subjecting us to multiple and sometimes competing legal frameworks in addition to our home country rules. Due to the varying degree of development of the legal systems of the countries in which we operate and plan to operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, partners or other related individuals.

We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. Under these laws, we are required to include in our annual report on Form 20-F a management report on our internal control over financial reporting containing management’s assessment of the effectiveness of our internal control over financial reporting. In addition, under the U.S. securities laws, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.
As reported in our annual report on Form 20-F for the fiscal year ended June 30, 2018, our management has concluded that our internal control over financial reporting was effective as of June 30, 2018, and our independent registered public accounting firm has issued an attestation report regarding the effectiveness of our internal control over financial reporting as of June 30, 2018. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with these and other requirements of the U.S. securities laws.
Risks Related to Doing Business in China
Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
We conduct a substantial portion of our business in China through our subsidiaries. Accordingly, our results of operations, financial condition and prospects are to a significant extent affected by economic and political developments in China. In particular, the PRC government continues to exercise significant control over the economic growth of the PRC through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatments to particular industries or companies. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces in reforming the economy. These economic reform measures may be adjusted or modified or applied inconsistently from industry to industry, or across different regions of the country. As a result, some of these measures may benefit the overall economy of the PRC, but may have an adverse effect on us.
Although China is committed to expanding its energy production with nuclear power and building a high-speed railway network, both these industries have experienced various setbacks due to higher than expected accidents. For example, the meltdown at the Fukushima Daiichi nuclear power plant in Japan following an earthquake and tsunami in 2011 has caused a slowdown or cessation in the development of nuclear power plants in some countries. In addition, a fatal high-speed railway accident near Wenzhou, China in 2011, caused a slowdown in the development of high speed rail projects in China. The future growth rate of these two sectors may not be as fast as the market previously had expected and our business in these sectors may decline. Moreover, future accidents in these two sectors could adversely affect these sectors and our business. The PRC has been one of the world’s fastest growing economies as measured by

GDP in recent years. However, economic activity in the PRC has slowed down recently and it may not return to levels of previous years. In an effort to support the growth of the Chinese economy, the PRC government has implemented and may continue to implement various monetary and other economic measures to expand investments in infrastructure projects, increase liquidity in the credit markets and encourage employment. However, there is no assurance that these monetary and economic measures will succeed. If the Chinese economy continues to experience a slowdown or experiences a recession, there may be a delay or reduction in, or cancellation of, projects available to us and demand for the services and products we provide in our various business segments may grow at a lower-than-expected rate or otherwise decrease. Furthermore, we cannot assure you that we will be able to make timely adjustments to our business and operational strategies so as to capture and benefit from the potential business opportunities presented to us as a result of the changes in the economic and other policies of the PRC government. Also, the PRC government will continue to make adjustments to its economic policy objectives and measures in the future, which may include or result in a significant reduction in its budget for investments in infrastructure and other projects. This could have an adverse effect on our business and operations. Moreover, unfavorable financing and other economic conditions for the industries that we serve could negatively impact our customers and their ability or willingness to fund capital expenditures in the future or pay for past services.
The ongoing trade war between China and the United States, and its potential escalation internationally, may have an adverse effect on our business operations and revenues.
In 2018, the U.S. government imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices, and threatened to impose additional tariffs on Chinese imports. The Chinese government responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the United States. On September 17, 2018, U.S. President Donald Trump announced that the tariff rate of 10% on a wide range of Chinese imports would increase to 25% on January 1, 2019. The U.S. government has repeatedly postponed this increase to allow the U.S. and Chinese governments time to negotiate an agreement on tariffs. As of March 2019, trade talks have continued between the two governments, and we cannot assure you that the negotiations will result in an agreement, the imposition of further tariffs, or lifting of existing tariffs.
The current and future actions or escalations by either the United States or China that affect trade relations may cause or contribute to further slowdowns in Chinese economic growth, the depreciation of the RMB and global economic turmoil, which has the potential to adversely impact our supply chain for our products and potentially have a material adverse effect on our business and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.
The PRC legal system is still evolving. There exist uncertainties as to the interpretation and enforcement of PRC laws, and PRC laws are different from those of common law countries.
Our activities are primarily conducted in the PRC, hence our business operations are regulated primarily by PRC laws, rules and regulations. PRC laws and regulations are based on written statutes, and past court judgments may have limited value as precedents. Because PRC laws and regulations are still evolving, and because of the limited number and non-binding nature of published cases, there exist uncertainties about their interpretation and enforcement. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.
Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.
PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce (now known as State Administration for Market Regulation), the China Securities Regulatory Commission, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 by the MOFCOM. The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if  (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected, which creates significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete strategic acquisitions in the future in a timely manner or at all.
We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities and our ability to further grant restricted shares or share options to, and to adopt additional share incentive plans for, our directors and employees may be restricted if we or the participants of our share incentive plans fail to comply with PRC regulations relating to restricted shares or share options granted by offshore special purpose companies or offshore listed companies to PRC participants.
Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by the SAFE, on July 4, 2014, or SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares or share options, by us may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to the SAFE Circular 7, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.
In addition, the State Administration for Taxation has issued circulars concerning share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options or restricted shares. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares, if the employees fail to pay, or our PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, our PRC subsidiaries may face sanctions imposed by the tax authorities.
Government control over the conversion of foreign exchange may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.
Fluctuations in exchange rates could harm our business and the value of our shares.
The value of our shares will be indirectly affected by the foreign exchange rate between U.S. dollars and those currencies in which our sales may be denominated. Because a large portion of our earnings and cash assets are denominated in RMB, SGD and MYR, and our financial results are reported in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and RMB, SGD and MYR will affect our balance sheet and our earnings per share as stated in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB, SGD and MYR relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. The effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
Pursuant to SAFE Circular 37, any PRC citizens or residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contributions to a company set up or controlled by PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally-owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which became effective on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.
We attempt to comply, and attempt to ensure that our shareholders and beneficial owners of our shares who are subject to these rules comply, with the relevant requirements. We cannot provide any assurance that our shareholders and beneficial owners of our shares who are PRC residents have complied or will comply with the requirements imposed by Circular 37 or other related rules. Any failure by any of our shareholders and beneficial owners of our shares who are PRC residents to comply with relevant requirements under this regulation could subject such shareholders, beneficial owners and us to fines or sanctions imposed by the PRC government, including limitations on our relevant subsidiary’s ability to pay dividends or make distributions to us and our ability to increase our investment in China, or other penalties that may adversely affect our operations. These risks may have a material adverse effect on our business, financial condition and results of operations.
The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.
The PRC’s Labor Contract Law contains specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. We could be subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, as a result of which our business and financial conditions may be adversely affected.

Dividends payable to our foreign investors and gains on the sale of our shares by our foreign investors may become subject to PRC tax.
Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable by a PRC resident enterprise to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of the shares of a PRC resident enterprise by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside the PRC are considered a PRC resident enterprise, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors, are deemed to be income derived from sources within the PRC and thus subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.
We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could restrict our ability to satisfy our liquidity requirements.
We are a holding company incorporated in the BVI. We generally rely on our subsidiaries in China to provide us with cash flow and to meet our other obligations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could restrict our ability to satisfy our liquidity requirements.
We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates which to become effective on October 1, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”.
We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.
We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.
On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.
According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise directly or indirectly derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China, directly or indirectly; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where the shares were acquired from a transaction through a public stock exchange.
There are uncertainties as to the application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to some of our offshore restructuring transactions or sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and our PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we, our non-resident enterprises and our PRC subsidiaries should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.
The PRC tax authorities have the discretion under Circular 698/Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698/Bulletin 7, our income tax costs associated with potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.
The audit reports included in our annual reports filed with the SEC and incorporated by reference in this prospectus supplement were prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.
Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC and incorporated by reference in this prospectus supplement, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work are not currently inspected by the PCAOB.
Inspections of other accounting firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors of our ordinary shares do not derive the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.
Risks Relating to Our Ordinary Shares
The market price of our ordinary shares has been volatile, leading to the possibility that their value may be depressed at a time when you want to sell your holdings.
The market price of our ordinary shares has been volatile, and this volatility may continue. From January 1, 2018 through April 5, 2019 the closing price of our ordinary shares on the NASDAQ Global

Select Market has ranged from a high of  $27.61 to a low of  $16.81. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:
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our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

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changes in financial estimates by us or by any securities analysts who might cover our share;

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speculation about our business in the press or the investment community;

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significant developments relating to our relationships with our customers or suppliers;

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stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

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customer demand for our services and products;

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investor perceptions of our industry in general and our company in particular;

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the operating and share performance of comparable companies;

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general economic conditions and trends;

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major catastrophic events;

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announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

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changes in accounting standards, policies, guidance, interpretation or principles;

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loss of external funding sources;

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sales of our ordinary shares, including sales by our directors, officers or significant shareholders;

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additions or departures of key personnel; and

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investor perception of litigation, investigation or other legal proceedings involving us or certain of our individual shareholders or their family members.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in December 2018, major stock indexes fell precipitously, with major stock averages recording their worst December performance since 1931. In particular, the S&P 500 Index fell approximately 9% from December 1, 2018 to December 31, 2018. These market fluctuations may adversely affect the prices of our ordinary shares and other interests in our company at a time when you want to sell your investment in us.
Share prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.
The performance and fluctuation of the market prices of other China-based, U.S.-listed companies may affect the volatility in the price of and trading volume for our ordinary shares. In recent years, a number of PRC-based companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of the securities of these PRC-based companies at the time of or after their offerings may affect the overall investor sentiment towards PRC-based companies listed in the United States and consequently may impact the trading performance of our ordinary shares. These broad market and industry factors may significantly affect the market price and volatility of our ordinary shares, regardless of our actual operating performance.

The provisions in our Amended and Restated M&A and terms of our 2010 Rights Plan may discourage, delay or prevent a change of control of our company or changes in our management. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.
Our Amended and Restated M&A authorizes the board of directors of the Company, or our Board, to issue up to 90,000,000 preferred shares without any further action by our shareholders, which could delay, discourage, prevent or make it more costly to acquire or effect a change-in-control. In addition, on August 27, 2010, our Board adopted the 2010 Rights Plan. In connection with the 2010 Rights Plan, our Board declared a dividend distribution of one “Right” for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010. Each Right entitles the shareholder to buy one of our Class A preferred shares at a price of  $160. Unless terminated earlier by our Board, the 2010 Rights Plan will expire on September 27, 2020.
Initially, the Rights will only be transferable in connection with the transfer of ordinary shares, and no separate Rights certificates or share statements will be distributed or provided. The Rights will separate from our ordinary shares and become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of our ordinary shares. In that event, the Rights permit the holders thereof to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A preferred shares. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount. Rights held by the acquiring person become null and void in each case.
The provisions in our Amended and Restated M&A and terms of our 2010 Rights Plan could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our ordinary shares, even if you or our other shareholders believe that such actions are in the best interests of us and our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.
Future sales of our ordinary shares could cause the market price for our ordinary shares to decline.
We cannot predict the effect, if any, that any future sales of our ordinary shares into the market, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of ordinary shares (including shares issued upon the exercise, conversion or exchange of other securities), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our ordinary shares.
We have granted employee stock options and other share-based awards in the past and are likely to continue to do so in the future. Our share-based compensation schemes may have an adverse effect on our results of operations and dilute the ownership interests of our shareholders.
We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. An aggregate of 396,000 ordinary shares issuable upon the exercise of options outstanding under our 2006 Plan and 2015 Equity Plan, had been granted as of December 31, 2018 at a weighted average exercise price of  $21.75 per share. As a result of these grants and potential future grants, we have incurred in and expect to continue to incur share-based compensation expenses in the future. For example, in the fiscal years ended June 30, 2016, 2017 and 2018 and the six months ended December 31, 2018, we recorded share-based compensation expenses of approximately $3.9 million, $0.5 million, $1.2 million and $0.2 million, respectively. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for share-based compensation awards and recognize expenses in our consolidated statements of comprehensive income in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expense may increase in future periods, as we adopt new equity compensation plans to incentivize our employees and directors to grow our business. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders.
We may determine to cease paying dividends in the future.
Our Board decides if and when our Company will pay cash dividends. On August 11, 2016, our Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. While cash dividends have been paid in each of 2016, 2017 and 2018, the declaration and payment of future dividends will be at the discretion of our Board, and there can be no assurance that cash dividends will be paid in the future. Our future payment of dividends will depend upon many factors, including our financial condition, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant.
The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
Under the laws of the British Virgin Islands, there is limited statutory protection of minority shareholders other than the provisions of the BVI Business Companies Act (as amended), which we refer to as the Act, dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a BVI company and are entitled to have the affairs of the company conducted in accordance with the Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.
Under the laws of the British Virgin Islands, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions.
The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% of such assets. The ability of our Board to create new classes or series of shares and the rights attached by amending our Amended and Restated M&A without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our Board or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.
In addition, our directors do not have terms of office, and they hold office until such director’s resignation, removal from office, death or incapacity. In connection with the adoption of the 2010 Rights Plan, we amended our memorandum and articles of association to provide that directors may only be removed by shareholders for cause. Under our Amended and Restated M&A of 2010, annual meeting of shareholders are no longer required. Since 2010, we have not held any shareholders meetings. We follow home country practice with respect to annual shareholders meetings and are not obligated to hold annual meetings of shareholders.
If securities analysts do not publish research or reports about our business or if they downgrade our shares or our sector, our share price and trading volume could decline.
The trading market for our ordinary shares has been affected in part by the research and reports that industry and financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrade our shares or our industry, change their views regarding the shares of any of our competitors, or other companies in our industry, or publish inaccurate or unfavorable research about our business, the market price of our shares could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
By /s/ Baiqing Shao Name: Baiqing Shao Title: Chairman and Chief Executive Officer
Date: April 8, 2019